UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global Water Resources, Inc.
(Name of Issuer)
Common Stock, $0.01 per share par value
(Title of Class of Securities)
379463102
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 379463102	Page 2 of 5

(1)	Names of reporting persons Trevor T. Hill
(2)	Check the appropriate box if a member of a group (see instructions) N/A (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Canadian
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 39,115
(6) Shared voting power 0
(7) Sole dispositive power 39,115
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 39,115
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.2%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 379463102	Page 3 of 5

Item 1(a)	Name of Issuer:

Global Water Resources, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

21410 N. 19th Avenue #220
Phoenix, Arizona 85027

Item 2(a)	Name of Person Filing:

Trevor T. Hill

Item 2(b)	Address of Principal Business Office or, if None, Residence:

c/o Global Water Resources, Inc.
21410 N. 19th Avenue #220
Phoenix, Arizona 85027

Item 2(c)	Citizenship:

Canadian

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 per share par value

Item 2(e)	CUSIP Number:

379463102

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

	a)	Amount beneficially owned:

39,115

	b)	Percent of class:

0.2%

	c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

39,115

(ii) Shared power to vote or to direct the vote:

0

SCHEDULE 13G

CUSIP No. 379463102	Page 4 of 5

(iii) Sole power to dispose or to direct the disposition of:

39,115

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

SCHEDULE 13G

CUSIP No. 379463102	Page 5 of 5
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date	January 16, 2018	Signature	/s/ Trevor T. Hill
		Name	Trevor T. Hill